Exhibit 99.1

news

IMMEDIATE	9 February 2006

Royal & SunAlliance notice of year end results 2005

Royal & SunAlliance announces that its year end results 2005 will be released on Thursday 9 March 2006 at 7.00am. A briefing to investors and analysts will take place at 9.30am on 9 March and will be accessible via the company website (www.royalsunalliance.com)

An indexed version of the presentation will be available on the website following the meeting.

--ENDS--

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134